March 31, 2011

Earnings Optimism Blooms

Earlier this year, one of our teammates attended a conference that assembled hundreds of seasoned investment pros, academics, philanthropists and others responsible for steering the investments of some of the nation’s largest and most recognized foundations and endowments. When polled to determine which among any number of investment options – gold, emerging markets, you name it – they thought offered the greatest promise in 2011, an overwhelming majority chose U.S. equities.
A lot has happened since then, yet that opinion still appears to be widely held.
Oil breached the $100-a-barrel mark as the Middle East boiled and OPEC member-state Libya descended into civil war. Natural disaster pummeled the world’s third-largest economy and left an unresolved nuclear crisis in its aftermath. Sovereign debt concerns resurfaced, with Portugal appearing destined for a European Union bailout.
For much of last year, any one of those things likely would have sparked a distinctly negative market response. For the first three months of this year, stocks suffered little more than a hiccup as investors digested all that news and more. What gives?
There is no way to know for sure, but if you believe the stock market discounts the future, there might be reason for optimism in the market’s ability to look past some pretty unsettling macro events.
Maybe investors expect what our research has been uncovering on the individual-company level: robust earnings strength.
The average company in the S&P 500 Index is expected to grow earnings a respectable 15 percent in 2011. Based on Wall Street consensus forecasts, the typical Friess Associates holding is expected to grow earnings 21 percent, a number we believe will be higher when the final tally is in since we aim to isolate companies that exceed expectations.
Beyond the level of earnings growth, there’s significant potential for continued expansion thanks in part to uncommonly wide profit margins. Having cut back during the recession and kept costs down as the recovery took hold, many companies are generating heaps of cash amid rising end demand. Profit margins are expected to reach their highest level in 18 years during 2011, according to data compiled by Bloomberg News.
With profit margins high and the backdrop more supportive, many companies are in a position to make capital expenditures that they have put off since the financial crisis. Cash-flush companies can also put their stockpiled funds into shareholder-friendly endeavors such as dividend payouts and share repurchases, the latter of which were higher in February than in any month since the end of 2007. Mergers and acquisitions are also likely to continue at a healthy pace considering the situation.

Supporting Disaster Relief
As many people were still trying to grasp the enormity of the devastation caused by the earthquake that hit Japan on March 11, companies such as Caterpillar rushed to provide support. The construction equipment company’s foundation donated $1 million to the American Red Cross efforts in Japan and pledged to match up to $500,000 in employee donations. Caterpillar’s Japanese unit donated $1 million in machinery and pledged to make additional contributions as needed.

Other companies whose donations of funds and services came to our attention were Archer Daniels Midland Co., Convio, The Walt Disney Co., Johnson Controls, Potash Corp. of Saskatchewan and Walgreen Co. While we invested in these companies for their fundamental business strengths, we’re encouraged to see that they are managed with a commitment to the global community. We applaud these companies and any that we failed to mention.

What’s more, stock prices remain in a reasonable range relative to earnings. The typical holding in the portfolios we manage sells at 17 times 2011 consensus earnings estimates versus 14 times for the S&P 500 Index. In our opinion, that’s a modest premium to pay when one considers that the average Friess holding is expected to grow earnings more than one-third faster than the average company in the index.
While rising commodity costs and disruptions related to Japan are expected to impact the pace of economic growth, signs still emerge indicating that the recovery from the Great Recession will continue. Few companies provide insight into the state of the global economy like The Timken Co. (page 5). Timken makes anti-friction bearings and produces steel.
The customer base for Timken’s bearings, components and assemblies used in vehicles and equipment is so broad that the company’s results testify to the industrial economy’s health. Revenues surged 38 percent in the December quarter as Deere & Co. tractors plowed fields, Caterpillar excavators moved earth and other equipment went to work all over the world. Year-over-year earnings more than doubled, topping estimates.
Demand for the services of Kforce (page 4) shows that companies need workers despite what people might assume because of an unemployment rate stubbornly hovering near 9 percent. Full-time hiring is not something that most companies approach lightly in the wake of the recession. A growing number of companies view the flexible, variable cost model that temporary staffing provides as an appealing alternative. In fact, more than one-third of new jobs created in 2010 went to temporary workers, according to an analysis by BMO Capital Markets.
Kforce is well-positioned to benefit from the trend because it dedicates more of its efforts to the information technology field than its competitors. Information technology, which accounted for 54 percent of Kforce’s 2010 revenue, lends itself well to temporary staffing given the project-based nature of a lot of technology work. The company’s revenue growth is expected to accelerate in 2011 as corporations catch up on overdue technology spending that was deferred during more challenging times.
Oil’s recent rise has drawn attention to an increase in demand for equipment and services for energy exploration and production. While investors worry about disruptions in oil supplies overseas, the intensity of the effort to extract oil and natural gas from domestic sources increases as producers look to capitalize on elevated prices. Being the second-largest land driller in the U.S. with an established presence in some of the highest potential areas in the country, Patterson UTI-Energy (page 4) is making the most of opportunities for drillers with the right equipment and expertise.
Patterson positioned itself as a sought-after provider of domestic drilling services by investing to upgrade its conventional equipment and making a key acquisition that increased its capabilities in pressure pumping, which entails pumping fluid down a well to boost production. The company also benefits from demand for its “walking” rigs, which can be repositioned in a way that conventional rigs cannot.
The sports network ESPN is setting a foundation of profitability for The Walt Disney Co. (page 5) at a time when the company’s other business segments appear poised for strong performance. As advertisers increasingly view sports as a critical venue for reaching potential customers, ESPN’s dominance in the field earns it premium ad pricing, contributing to profit margin expansion for Disney.
Should park attendance continue to climb as our research indicates it will, we believe further profit margin expansion will follow. Most of the costs for Disney’s parks and resorts business segment are fixed, giving the company earnings leverage from its largest revenue source. An additional boost could come from a fourth installment of Pirates of the Caribbean and a Cars sequel. Disney also hopes its acquisition of Marvel Entertainment pays off through movies featuring the characters Captain America and Thor.
Just because the market seemed subdued when faced with macro matters of importance doesn’t mean we’re shrugging them off. Assessing the potential for economic reverberations from damage in Japan and high energy prices to influence individual-company earnings trends will be an integral part of our research legwork for the foreseeable future.
As we discuss on the next page, the cost of doing business is going up for a wide range of companies due to surging commodity prices. Cost considerations will continue to play a major role in our analyses, including how different accounting methods influence the way costs impact reported earnings (page 8).
Thanks for your confidence in our research-driven investment approach and the team that implements it on your behalf.

Bill D’Alonzo
Chief Executive Officer

Commodity Costs Reverberate

When it comes to rising food and energy costs, few other macroeconomic forces are as far-reaching in their ability to impact company operations. Macro-level events, like the political tumult in oil-rich nations, can quickly make their presence known in line items on financial statements. As prices for basic necessities and materials rise and fall, picking the right investments requires understanding the related challenges and opportunities.
Escalating costs amid high rates of joblessness helped fuel protests that toppled the rulers of Tunisia and Egypt in January and February and, in turn, inspired dramatic calls for political change elsewhere. Oil prices shot up 30 percent on concerns that supply disruptions could undermine global economic growth. Energy prices retraced briefly from near-two-year highs following the devastating earthquake and tsunami in Japan. Prices quickly resumed their upward bias as a nuclear crisis developed in Japan and military action escalated in Libya.
Recent events serve as a strong reminder about the extremely volatile and unpredictable nature of commodity prices. As global economic growth rebounds from depressed levels, a fragile supply-and-demand situation for food and energy is being periodically tested. During times when supply tightens, the price of an additional barrel of oil or bushel of corn is increasingly determined by diminishing levels of spare capacity. With crop and oil prices elevated, cost concerns have been a recurrent theme during our research calls.
A $10 increase in the price of a barrel of crude oil typically translates into $0.25 more per gallon of gasoline. The consensus economic opinion contends that oil would need to persist at a high level to have any meaningful impact on the global economy. That said, the fact remains that higher gas prices erode the amount of disposable income consumers can make available for other goods while at the same time raising operational costs for businesses. In emerging economies, where food and energy spending account for a greater percentage of household income, higher costs are not easily absorbed.
We recently sold a manufacturer of labeling products because energy costs rose more rapidly than the company could hope to raise prices. At the same time, a transportation provider in our portfolios benefits as elevated gasoline prices encourage the movement of freight off of roads and onto more energy-cost efficient intermodal systems.
Our largest commitment in the energy sector is to equipment and service companies that make modern-day picks and shovels being used to extract hydrocarbons from unconventional locations.
The Standard & Poor’s GSCI Agriculture Index, which tracks wheat, corn, soybeans, sugar, cotton, coffee and cocoa, surged over 70 percent in the 12 months through March 25, 2011. Greater demand for meat, poultry and dairy products and the growing use of commodities as additives for biofuel are largely behind the price increases. The worldwide use of crops for animal feed is up roughly 20 percent from a decade ago, driven by an emerging middle class in China, India and Indonesia eating more animal protein. Adverse weather conditions, higher fuel costs and elevated fertilizer prices are also contributing factors.

In early March, corn prices approached highs not seen since June 2008, when floods in Iowa pushed prices to $7.88 a bushel. Users of the grain, such as livestock producers and ethanol manufacturers, remain nervous about supplies, which are projected to come in at a 15-year low. As farmers respond by planting additional acres, a large fertilizer producer in our portfolios is positioned to benefit given corn’s relatively high nutrient requirements.
We’re watching as companies and consumers react to higher prices for everything from cotton to steel. Apparel retailers are starting to raise prices to offset spiraling raw material and wage costs, gambling consumers will continue to spend. We prefer companies taking other steps to preserve profit margins, like a specialty retailer of home goods that is shifting sourcing from China to lower-cost options in Southeast Asia. Likewise, as the crisis in Japan exacerbates tightness in the steel industry, a positive data point for a large used car company we hold is that its inventory already exists.
When the top-down view tells us rising commodity costs present a challenge, we rely on our individual-company perspective to lead us to companies positioned to maximize profitability. Employing a company-bycompany approach keeps us focused on companies with the pricing power to succeed in spite of or with the help of the prevailing conditions.
-Research Team Leader Scott Gates

Kforce Inc., KFRC
With memories of layoffs and other tough decisions made in recent years still fresh, it’s not surprising that many company management teams are reluctant to hire amid improving conditions. Kforce thrives on their new need to be flexible and responsive with staffing decisions.
Nasdaq-listed Kforce Inc. provides temporary and permanent professional staffing solutions. The company fills positions for over 3,000 employers, with a focus on Fortune 1000 corporations, through a national recruiting center and 65 field offices. Its recruiting services are geared toward technology, finance and accounting, health care and federal government agencies. Revenue topped $990 million last year.
After expanding primarily through acquisitions, recent efforts to promote organic growth by focusing on core markets and consolidating operations are paying off at a time when secular demand trends for flexible staffing are improving. December-quarter earnings grew 78 percent, beating estimates. Revenue increased 15 percent.
Kforce’s technology and financial divisions, which combined represent three-quarters of total revenue, grew 20 and 34 percent. Strong results at technology companies follow a period of low investment in enterprise equipment, leading to pent-up demand for temporary, project-based hiring. Facing new regulatory scrutiny, financial institutions are using temporary employees to keep costs down while bolstering their ability to deal with foreclosures, modifications and other mortgage-related issues.
Your team visited Chief Executive Dave Dunkel to see firsthand how the company’s national recruiting center is enhancing profitability and creating market share opportunities. The centralized operation enables Kforce to rapidly shift resources to high-demand areas, allowing the company to fill positions quicker and at a lower cost than competitors.
The current consensus estimate predicts Kforce will grow earnings 56 percent this year.

Patterson UTI-Energy Inc., PTEN
For years, Patterson was judged based on the age of its drilling rigs – older rigs resulted in lower profits and, as a result, a lower share-price valuation. Amid investments in more modern, competitive equipment, the business is changing, especially now that demand for the company’s contract drilling and oil-field services is on the rise.
Nasdaq-listed Patterson UTI-Energy Inc. provides onshore contract drilling and pressure pumping services to oil and natural gas producers in North America. The company is the second largest U.S. land driller in terms of fleet size and sixth largest in terms of pressure pumping fleets. Revenue rose 73 percent last year to $1.5 billion.
December-quarter earnings grew to $0.37 per share from a loss of $0.11 a year ago, beating estimates by 12 percent. Revenue jumped 137 percent. Patterson’s rigs in operation and day rates are increasing as producers look to capitalize on rising crude prices amid higher worldwide energy demand and heightened geopolitical uncertainty in Northern Africa and the Middle East.
Patterson’s recent acquisition of Key Energy’s pressure pumping business has bolstered capacity and expanded the company’s presence in high-potential areas, including shale formations in Texas and Appalachia. A shift in North American drilling toward unconventional horizontal wells with longer laterals has tightened demand for pressure pumping and related services. The company is expected to increase its well-fracking capacity by 54 percent this year.
Your team spoke with Chief Financial Officer John Vollmer regarding the popularity of Patterson’s walking rig technology, which allows rigs to move over 150 feet in places like Pennsylvania’s Marcellus Shale. Conventional drill rigs must be dismantled to move even a few dozen feet, a process that can take days and tens of thousands of dollars in lost day rates and additional costs.
Your team bought Patterson at 12 times current 2011 earnings estimates. Wall Street predicts the company will grow earnings 71 percent this year.

The Timken Co., TKR
Production is up at Ford. Caterpillar expanded capacity for making mining equipment. Deere & Co. raised sales guidance for farming equipment. The wheels of the global economy are turning, positioning Timken for growth.
NYSE-listed The Timken Co. is a leading manufacturer of highly engineered anti-friction bearings, alloy steels, and related components and assemblies used in the moving parts of aircraft, automobiles, heavy equipment, and industrial applications such as small gear drives and wind energy machines. Customers span a variety of markets, including aerospace, automotive, construction, energy and industrial machinery. Revenue increased 22 percent last year, topping $4 billion.
December-quarter earnings grew 139 percent, marking five consecutive quarters of exceeding estimates. Revenue rose 38 percent, reflecting a rebound in global demand across the company’s end markets and success passing along steel surcharges to customers. Sales at Timken’s bearings and power transmission group, its largest segment, increased 17 percent. Revenue from the company’s steel group more than doubled.
As its end markets recover, Timken’s growth reflects its transformation toward greater profitability. During the recession, the company moved into higher-margin industrial sectors such as aerospace and wind energy while scaling back exposure to its less profitable light-vehicle businesses. Timken also increased its presence in China in a bid to capitalize on the country’s rapid industrial expansion.
At a recent construction industry conference, your team spoke with Timken’s customers regarding sharp increases in capital spending plans. Replacement-related sales in the U.S. and new growth in international markets are creating strong order trends for Timken’s bearings and other specialty parts used in large equipment for farming, mining and other applications.
Your team bought Timken at just 12 times 2011 earnings estimates. Based on the consensus forecast, Wall Street expects the company to grow earnings 22 percent this year.

The Walt Disney Co., DIS
When asked to identify the secret to Disney’s success, the typical person is likely to credit Mickey Mouse. While the iconic character’s importance can’t be overstated, another star within the company deserves top billing when it comes to profits. ESPN’s dominance in sports makes it a premier destination for advertisers, positioning the cable network for growth at a time when the outlook for Disney’s other major segments is also bright.
Listed on the NYSE, The Walt Disney Co. is an entertainment company consisting of business segments dedicated to TV broadcasting, parks and resorts, movie production and consumer products. Revenue reached $39 billion in 2010.
Disney grew earnings 45 percent in the December quarter, exceeding the consensus estimate by 21 percent. Advertising growth from cable networks, led by ESPN, and higher attendance at Disney domestic and international resorts drove results.
Amid positive trends in advertising, advertisers especially like sports because ratings are growing and relatively predictable. Sports broadcasts also are well-suited for new platforms such as mobile devices and new technologies such as 3-D programming. With advertisers willing to pay a premium for sports, ESPN’s dominant market share position gives it exceptional pricing power. The network accounted for about one-third of Disney’s profits in 2010.
Continued strength in resort attendance, which we’ve assessed through interviews with travel agents, park suppliers and others, should have an increasingly positive influence on earnings. Given that the bulk of the costs at Disney World and other parks are fixed, greater attendance translates into wider operating profit margins.
Disney’s studio segment in coming months will release the fourth installment of Pirates of the Caribbean and a sequel to Cars, which both will generate merchandise licensing opportunities.
Wall Street predicts Disney will grow earnings 28 percent in its fiscal year ending in September. Your team bought Disney at less than 14 times fiscal 2011 estimates.

Stephanie DePaolantonio
As a Registered Investment Adviser, Friess Associates must operate within an extensive framework of regulations. We also manage the firm with a commitment to ethical standards that go well beyond just following the rules. Stephanie DePaolantonio helps ensure that we succeed on both fronts.
Stephanie serves as Compliance Manager, meaning she works with and reports directly to our Chief Compliance Officer, Dave Marky. From a big-picture perspective, she assists Dave in fostering a culture of compliance within Friess Associates. In more practical terms, that means Stephanie performs a wide range of tasks involving every operational area in the firm.
Within research, for example, Stephanie monitors and maintains the various research services the research team utilizes. In client service, she provides compliance reviews on our responses to requests for information and double-checks any changes to client-directed portfolio guidelines. Stephanie helps test internal operations and procedures quarterly, implement new compliance policies as needed and assemble materials for review by the Brandywine Funds Board of Directors, among other things.
“Working as a Compliance Manager is a true test of a person’s multi-tasking skills, and Stephanie proves herself to be up to the challenge on a daily basis,” Dave said. “She contributes to the firm in many ways, but I believe her greatest attributes are her attitude and work ethic.”
Stephanie joined Friess Associates in 2001 as a Research Manager. She worked with Research Team Leader James Gowen, giving her insight into our research process that proves useful now in her compliance role.
Prior to Friess Associates, she was with Brandywine Asset Management, where she worked in the sales, marketing and client service department. Her experience also includes a stint in a senior administrative role in the strategic planning department of First USA Bank (now Bank One). In all, Stephanie has 15 years of industry experience.
Away from the office, Stephanie values her time with her two teenage children. They keep her very busy through their involvement in sports, dance and other extracurricular activities.

On the Cutting Edge...

Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Homemade 3-D

The push to bring three dimensions to the displays of televisions and computer devices comes off as a bit too enthusiastic considering the amount of content currently available to view on them. Microsoft researchers are adding excitement on the content side with software designed to enable anyone with a cell phone or digital camera to capture objects in 3-D. Via a cell phone app, mobile phone users can take a series of photos from various angles to create 3-D models that might come in handy for displaying merchandise for sale online or displaying vehicle damage for an insurance claim. Photos taken by digital camera must be uploaded to a computer.

Promise in the Fight Against Arthritis

A New York University rheumatology researcher is hoping to commercialize a novel approach to treating rheumatoid arthritis that proved successful in mice during research at NYU. Current arthritis drugs work by inhibiting tumor necrosis factor (TNF), an inflammatory molecule associated with the immune system that is thought to play a role in a number of diseases. Rather than inhibit TNF, Chuanju Lui’s approach involves administering a synthetic protein that binds to TNF receptors. In studies, mice with mild arthritis appeared disease-free after only weeks of treatment. Symptoms were reportedly cut in half among mice with more acute arthritis. The new company, Atreaon, licensed the synthetic protein, called Atsttrin, from NYU.

Paul Hopkins
To make the most of the exhaustive research your team performs, we need to do a good job buying and selling the stocks it identifies. Stock research is of scant value if you can’t capitalize on it at the trading desk. Armed with more than a quarter century of institutional equity trading experience, Paul Hopkins is well suited for the task.
While they’re called traders on Wall Street, the folks who buy and sell stocks at Friess Associates are dubbed “investment implementers” in a nod to the critical role they play in our investment process. In addition to executing transactions, Paul serves as an information conduit from the brokerage community and traders on the major stock exchanges to Research Team Leader John Ragard and Co-Team Leaders Fran Okoniewski and Roy Smith.
Paul’s regular insights on investor sentiment, company-specific news and trading volume keep them aware of the many factors that might impact their holdings on a given day while freeing them up to concentrate on individual-company research. These daily developments and the intricacies of trading stocks in today’s market are where Paul’s deep experience proves invaluable.
“With trading volumes fluctuating and automated, program trading accounting for a growing portion of daily volume, it is important for us to identify liquidity as the market becomes more fragmented,” said Head Trader Pat Kealey. “Paul’s knowledge, network of contacts and experience with electronic communication networks enable him to execute orders quickly and efficiently even amid the most challenging circumstances.”
Paul joined Friess Associates in Delaware in 1996 following seven years as the head trader for the Texas Teachers’ Retirement System in Austin. Prior to that, Paul worked five years as a trader for the Houston-based mutual fund company AIM Management Group. Paul earned an undergraduate degree in finance and accounting from Texas A&M University.
Paul enjoys spending his free time with his wife and two daughters. He volunteers twice a month to help out at the Emmanuel Dining Room, which is run by the Wilmington-based nonprofit The Ministry of Caring. An avid golfer, Paul is awaiting cooperation from the weather to start a new season.

Needles that Bite Hurt Less

Japanese scientists are taking cues from mosquitoes in a quest to take the sting out of injections. The smooth surface of traditional hypodermic needles makes uninterrupted contact with skin tissue, causing pain as nerves are stimulated. Researchers at Kansai University in Osaka created a silicon-based, micro-motorized alternative that mimics the bite of a mosquito. Modeled after the mosquito’s proboscis, the needle consists of two tiny serrated harpoons that surround a sharp, tubular center piece. The needle copies the bite right down to the sequence that the parts enter the skin and the vibration that eases their entry. The scientists say the reduction in tissue contact is the secret to the reduction in pain.

“Graduates” Take Note: There’s a Great Future in BMGs

Ever since plastic revolutionized industrial design, materials scientists have been searching for a way to create a material that can be molded into complex shapes like plastic while offering strength characteristics that plastic lacks. Yale University researchers believe society could be on the cusp of a new revolution thanks to a material they created. Using metals such as copper, nickel, titanium and zirconium, the researchers developed an amorphous metal alloy (known as a bulk metallic glass, or BMG) that is twice as strong as steel and can be blow-molded into complex shapes. The structure that makes ordinary metals strong also makes them harder to process. The new alloy can be formed into shape in a blow-molding process that takes less than one minute.

Accounting for Higher Costs
A basic accounting decision, like how a company values its inventory, can take on greater importance during periods when raw materials and other input costs change rapidly. With prices for many materials on the rise, we’re focused on understanding the impact from both an operational and accounting standpoint.
Consider two industrial companies selling the same amount of goods at the same prices. Both are also experiencing higher copper, steel and oil-related costs associated with producing new inventory. The first company uses the last-in, first-out (LIFO) method to value its inventory and cost of goods sold. This means the cost of the products it ships reflects the recent higher costs associated with producing inventories. The second company uses first-in, first-out (FIFO), meaning the costs of products shipped reflect its oldest and lower-cost inventory.
Understanding the quality of a given company’s earnings is a critical component of our process. Our strategy is designed to sort out earnings results that reflect improving fundamentals where consensus estimates don’t fully represent achievable growth. While our main focus is uncovering operational improvements through grassroots research, we also pay attention to accounting nuances in financial statements and regulatory filings that ultimately determine how results will be reported to the investment community.
Understanding whether a company uses LIFO or FIFO is especially important in periods when input costs change direction. For example, companies that value inventories using LIFO will be first to feel the impacts from sharp changes in higher raw material and commodity prices. As higher-cost inventory is expensed right away, net income and earnings are affected sooner than under FIFO. The impact may not be immediate, as companies may have firm prices through existing purchase orders and vendor contracts.
We’re also watchful for inventory reductions at LIFO-based companies during a rising cost environment. When this happens, older lower-cost inventory layers end up in the cost of goods sold line item on the income statement, providing a temporary lift to gross margins. It’s technically called a LIFO layer liquidation, and the earnings lift is only temporary. Once that layer is replenished at current vendor/manufacturing costs, gross margins fall as the current prices are higher (sometimes significantly) than the older LIFO layer that was liquidated.
We look to crosscheck our work on inventory levels though various channels, which can include visiting stores, distribution centers and manufacturing facilities as well as querying suppliers, logistics partners and end-market customers.
Through exhaustive legwork like this, we develop our own picture of each company’s earnings prospects, looking to buy those with rapid growth prospects, reasonable valuations, sound fundamentals and solid balance sheets, including low debt and high returns on equity. We also construct a timetable of growth catalysts, such as a new product launch, management team or market opportunity, that we believe is likely to drive future earnings in excess of consensus expectations.
The driving force behind our strategy is a team of more than two dozen investment professionals dedicated solely to research. We also enlist the assistance of senior industry finance professionals such as the former Treasurer of Compaq Computer and the former CFO of Intimate Brands whose experience on the management side of the equation is invaluable.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of March 31, 2011, Caterpillar Inc., Johnson Controls Inc., Patterson-UTI Energy Inc., Potash Corp. of Saskatchewan, The Timken Co. and The Walt Disney Co. represented 1.82, 2.09, 1.97, 1.80, 1.47 and 2.27 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Archer Daniels Midland Co., Caterpillar Inc., Johnson Controls Inc., Potash Corp. of Saskatchewan, Walgreen Co. and The Walt Disney Co. at 2.11, 3.01, 3.40, 3.85, 2.14 and 2.90 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess based on consensus estimates and are not predictive of future performance. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You can not invest directly in an index.

Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576	Editorial Staff: Chris Aregood and Adam Rieger	P.O. Box 4166
Jackson, WY 83001		Greenville, DE 19807
(307) 739-9699		(302) 656-3017